Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2019 Financial Results

NANJING, China, November 19, 2019 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Highlights for the Third Quarter of 2019

•	Revenues from packaged tours in the third quarter of 2019 increased by 18.1% year-over-year to RMB747.1 million (US$104.5 million1)
•	Non-GAAP[2] net income was RMB39.0 million (US$5.5 million) in the third quarter of 2019.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “We continue to revolve our strategies around the development of our S2B2C ecosystem. As consumer demand for higher-quality products shifts upwards in accordance with increasing purchasing power, it is crucial for Tuniu to increase our standards. Our emphasis on the continual improvement of our product, our service and our technology will be key to increasing user satisfaction rating, which in turn means higher repurchase rate and pricing power for Tuniu. We will leverage our established networks, consisting of both online and offline channels, to distribute Tuniu’s high-quality products, namely Niu Tour and Tuniu Selection, to customers across China. By providing superior experiences to our customers, Tuniu will be able to stimulate repurchase rate and propel our growth into a stable upward trajectory.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “During the quarter, growth of packaged tour revenues recovered to double digits. For the third consecutive year, we were able to achieve non-GAAP profitability during our peak season in the third quarter. Our direct-procurement products and local tour operators continue to make increasingly significant financial contribution. Furthermore, Tuniu’s commitment to automation has resulted in notable improvements to efficiency and expense control. Going forward, we expect the company to make meaningful steps toward unlocking more value for our customers and shareholders.”

Third Quarter 2019 Results

Net revenues were RMB852.5 million (US$119.3 million) in the third quarter of 2019, representing a year-over-year increase of 11.7% from the corresponding period in 2018.

•	Revenues from packaged tours were RMB747.1 million (US$104.5 million) in the third quarter of 2019, representing a year-over-year increase of 18.1% from the corresponding period in 2018. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB105.4 million (US$14.7 million) in the third quarter of 2019, representing a year-over-year decrease of 19.2% from the corresponding period in 2018. The decrease was primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB7.1477 on September 30, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Cost of revenues was RMB472.0 million (US$66.0 million) in the third quarter of 2019, representing a year-over-year increase of 27.0% from the corresponding period in 2018. As a percentage of net revenues, cost of revenues was 55.4% in the third quarter of 2019 compared to 48.7% in the corresponding period in 2018.

Gross profit was RMB380.5 million (US$53.2 million) in the third quarter of 2019, representing a year-over-year decrease of 2.8% from the corresponding period in 2018.

Operating expenses were RMB437.3 million (US$61.2 million) in the third quarter of 2019, representing a year-over-year increase of 10.7% from the corresponding period in 2018. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB51.6 million (US$7.2 million) in the third quarter of 2019. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB385.7 million (US$54.0 million) in the third quarter of 2019, representing a year-over-year increase of 13.2%.

•	Research and product development expenses were RMB64.3 million (US$9.0 million) in the third quarter of 2019, representing a year-over-year decrease of 17.8%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.6 million (US$0.4 million), were RMB61.7 million (US$8.6 million) in the third quarter of 2019, representing a year-over-year decrease of 16.7% from the corresponding period in 2018. The decrease was primarily due to the improvement in efficiency resulting from the increased level of automation applied in research and product development activities, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB240.0 million (US$33.6 million) in the third quarter of 2019, representing a year-over-year increase of 14.5%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB35.0 million (US$4.9 million), were RMB204.9 million (US$28.7 million) in the third quarter of 2019, representing a year-over-year increase of 17.2% from the corresponding period in 2018. The increase was primarily due to the expansion of our offline retail stores.

•	General and administrative expenses were RMB138.5 million (US$19.4 million) in the third quarter of 2019, representing a year-over-year increase of 12.6%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB14.0 million (US$2.0 million), were RMB124.5 million (US$17.4 million) in the third quarter of 2019, representing a year-over-year increase of 15.9% from the corresponding period in 2018. The increase was primarily due to an increase in general and administrative personnel related expenses.

Loss from operations was RMB56.9 million (US$8.0 million) in the third quarter of 2019, compared to a loss from operations of RMB3.6 million in the third quarter of 2018. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB5.2 million (US$0.7 million) in the third quarter of 2019.

Net loss was RMB12.6 million (US$1.8 million) in the third quarter of 2019, compared to a net income of RMB28.0 million in the third quarter of 2018. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB39.0 million (US$5.5 million) in the third quarter of 2019.

Net loss attributable to ordinary shareholders was RMB13.5 million (US$1.9 million) in the third quarter of 2019, compared to a net income attributable to ordinary shareholders of RMB31.0 million in the third quarter of 2018. Non-GAAP net income attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB38.2 million (US5.3 million) in the third quarter of 2019.

As of September 30, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.2 billion (US$305.7 million).

Business Outlook

For the fourth quarter of 2019, Tuniu expects to generate RMB438.2 million to RMB461.8 million of net revenues, which represents 2% to 7% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on November 19, 2019, (9:00 pm, Beijing/Hong Kong Time, on November 19, 2019) to discuss the third quarter 2019 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Mainland China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu 3Q 2019 Earnings Call

A telephone replay will be available one hour after the end of the conference through November 26, 2019. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10136878

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 3,000 professional customer service representatives, 24/7 call centers, approximately 500 offline retail stores and 34 self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	560,356	411,124	57,518
Restricted cash	270,670	260,232	36,408
Short-term investments	859,211	1,513,781	211,786
Accounts receivable, net	347,547	520,260	72,787
Amounts due from related parties	696,520	118,037	16,514
Prepayments and other current assets	1,673,584	1,444,967	202,159
Total current assets	4,407,888	4,268,401	597,172

Non-current assets
Long-term investments	1,302,506	1,376,010	192,511
Property and equipment, net	187,360	223,656	31,291
Intangible assets, net	317,885	218,514	30,571
Land use right, net	100,836	99,290	13,891
Operating lease right-of-use assets, net*	-	162,662	22,757
Goodwill	159,409	184,569	25,822
Other non-current assets	81,039	86,993	12,171
Long-term amounts due from related parties	-	523,269	73,208
Total non-current assets	2,149,035	2,874,963	402,222
Total assets	6,556,923	7,143,364	999,394

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	49,312	144,260	20,183
Accounts and notes payable	1,305,610	1,811,032	253,373
Amounts due to related parties	77,159	58,067	8,124
Salary and welfare payable	104,480	91,871	12,853
Taxes payable	23,316	6,665	932
Advances from customers	1,058,946	960,065	134,318
Operating lease liabilities, current*	-	83,834	11,729
Accrued expenses and other current liabilities	483,832	698,149	97,675
Total current liabilities	3,102,655	3,853,943	539,187

Non-current liabilities
Operating lease liabilities, non-current*	-	81,331	11,379
Deferred tax liabilities	19,855	20,047	2,805
Long-term borrowings	4,492	10,486	1,467
Other non-current liabilities	16,069	12,709	1,778
Total non-current liabilities	40,416	124,573	17,429
Total liabilities	3,143,071	3,978,516	556,616

Mezzanine equity
Redeemable noncontrolling interests	69,319	73,270	10,251

Shareholders' equity
Ordinary shares	249	249	35
Less: Treasury stock	(304,535)	(311,217)	(43,541)
Additional paid-in capital	9,061,979	9,108,243	1,274,290
Accumulated other comprehensive income	284,079	298,723	41,793
Accumulated deficit	(5,691,409)	(6,020,377)	(842,282)
Total Tuniu's shareholders' equity	3,350,363	3,075,621	430,295
Noncontrolling interests	(5,830)	15,957	2,232
Total Shareholders' equity	3,344,533	3,091,578	432,527
Total liabilities and shareholders' equity	6,556,923	7,143,364	999,394

*On 1 January 2019, the Company adopted ASC 842, Leases and used the optional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2018	June 30, 2019	September 30, 2019	September 30, 2019
	RMB	RMB	RMB	US$
Revenues
Packaged tours	632,723	429,482	747,122	104,526
Others	130,408	90,848	105,395	14,745
Net revenues	763,131	520,330	852,517	119,271
Cost of revenues	(371,622)	(287,330)	(472,040)	(66,041)
Gross profit	391,509	233,000	380,477	53,230

Operating expenses
Research and product development	(78,270)	(80,197)	(64,310)	(8,997)
Sales and marketing	(209,563)	(224,582)	(239,973)	(33,573)
General and administrative	(122,936)	(134,389)	(138,456)	(19,371)
Other operating income	15,656	6,925	5,406	756
Total operating expenses	(395,113)	(432,243)	(437,333)	(61,185)
Loss from operations	(3,604)	(199,243)	(56,856)	(7,955)
Other income/(expenses)
Interest and investment income	38,167	36,645	42,780	5,985
Interest expense	(1,724)	(6,970)	(8,900)	(1,245)
Foreign exchange (losses)/gains, net	(9,030)	1,090	(5,190)	(726)
Other income, net	3,017	586	14,847	2,077
Income/(loss) before income tax expense	26,826	(167,892)	(13,319)	(1,864)
Income tax benefit	1,126	738	698	98
Net income/(loss)	27,952	(167,154)	(12,621)	(1,766)
Net loss attributable to noncontrolling interests	(4,104)	(444)	(565)	(79)
Net income/(loss) attributable to redeemable noncontrolling interests	831	245	(102)	(14)
Net income/(loss) attributable to Tuniu Corporation	31,225	(166,955)	(11,954)	(1,673)
Accretion on redeemable noncontrolling interest	(204)	(1,033)	(1,518)	(212)
Net income/(loss) attributable to ordinary shareholders	31,021	(167,988)	(13,472)	(1,885)

Net income/(loss)	27,952	(167,154)	(12,621)	(1,766)
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	16,342	7,110	12,276	1,717
Comprehensive income/(loss)	44,294	(160,044)	(345)	(49)

Income/(Loss) per share
Basic	0.08	(0.45)	(0.04)	(0.01)
Diluted	0.08	(0.45)	(0.04)	(0.01)

Income/(Loss) per ADS*
Basic	0.24	(1.35)	(0.12)	(0.03)
Diluted	0.24	(1.35)	(0.12)	(0.03)

Weighted average number of ordinary shares used in computing basic income/(loss) per share	370,412,795	369,343,738	369,559,765	369,559,765
Weighted average number of ordinary shares used in computing diluted income/(loss) per share	379,333,481	369,343,738	369,559,765	369,559,765

Share-based compensation expenses included are as follows ;
Cost of revenues	614	1,827	52	7
Research and product development	3,790	4,112	2,065	289
Sales and marketing	556	1,519	119	17
General and administrative	14,731	8,723	13,294	1,860
Total	19,691	16,181	15,530	2,173

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2019
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(472,040)	52	-	(471,988)

Research and product development	(64,310)	2,065	513	(61,732)
Sales and marketing	(239,973)	119	34,907	(204,947)
General and administrative	(138,456)	13,294	705	(124,457)
Other operating income	5,406	-	-	5,406
Total operating expenses	(437,333)	15,478	36,125	(385,730)

Loss from operations	(56,856)	15,530	36,125	(5,201)

Net (Loss)/Income	(12,621)	15,530	36,125	39,034

Net (Loss)/Income attributable to ordinary shareholders	(13,472)	15,530	36,125	38,183

Net (loss)/income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	(0.04)			0.10
-Diluted	(0.04)			0.10
Net (loss)/income per ADS (RMB)
-Basic	(0.12)			0.30
-Diluted	(0.12)			0.30
Weighted average number of ordinary shares
-Basic	369,559,765			369,559,765
-Diluted	369,559,765			379,770,193

	Quarter Ended June 30, 2019
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(287,330)	1,827	-	(285,503)

Research and product development	(80,197)	4,112	513	(75,572)
Sales and marketing	(224,582)	1,519	34,163	(188,900)
General and administrative	(134,389)	8,723	704	(124,962)
Other operating income	6,925	-	-	6,925
Total operating expenses	(432,243)	14,354	35,380	(382,509)

Loss from operations	(199,243)	16,181	35,380	(147,682)

Net loss	(167,154)	16,181	35,380	(115,593)

Net loss attributable to ordinary shareholders	(167,988)	16,181	35,380	(116,427)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.45)			(0.32)
Net loss per ADS - basic and diluted (RMB)	(1.35)			(0.96)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,343,738			369,343,738

	Quarter Ended September 30, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
Cost of revenues	(371,622)	614	-	(371,008)

Research and product development	(78,270)	3,790	399	(74,081)
Sales and marketing	(209,563)	556	34,163	(174,844)
General and administrative	(122,936)	14,731	781	(107,424)
Other operating income	15,656	-	-	15,656
Total operating expenses	(395,113)	19,077	35,343	(340,693)

(Loss)/Income from operations	(3,604)	19,691	35,343	51,430

Net income	27,952	19,691	35,343	82,986

Net income attributable to ordinary shareholders	31,021	19,691	35,343	86,055

Net income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	0.08			0.23
-Diluted	0.08			0.23
Net income per ADS (RMB)
-Basic	0.24			0.69
-Diluted	0.24			0.69
Weighted average number of ordinary shares
-Basic	370,412,795			370,412,795
-Diluted	379,333,481			379,333,481

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.